Exhibit 99.1

Curaleaf Annual Meeting of Shareholders Reminder

Shareholders are reminded to vote their shares prior to the proxy voting deadline of 2:00 p.m. (Eastern Time) on September 6, 2022

WAKEFIELD, Mass., September 1, 2022 /PRNewswire/ — Curaleaf Holdings, Inc. ("Curaleaf" or the "Company") (CSE: CURA / OTCPX: CURLF), a leading international provider of consumer products in cannabis, reminds its shareholders that its annual meeting (the "Meeting") will be held on September 8, 2022 at 2:00 p.m. (Eastern time), solely by means of remote communication via live webcast, rather than in person, at the time and for the purposes set forth in the Notice of Meeting and Management Information Circular of the Company dated July 28, 2022, available under Curaleaf’s profile on SEDAR at www.sedar.com.

Curaleaf shareholders are encouraged to read the Management Information Circular (the "Circular") filed in connection with the Meeting in detail and cast their votes prior to the proxy voting deadline.

Curaleaf’s board of directors and management recommend that shareholders VOTE FOR all proposed resolutions.

How to participate and vote during the live webcast at the Meeting

Registered shareholders and duly appointed proxyholders can virtually attend, participate, vote or submit questions at the virtual Meeting online via webcast at the following link https://web.lumiagm.com/271030391.

To ensure a smooth process, the Company is asking registered participants to log in to the Meeting by 01:45 p.m. (Eastern time) on September 8, 2022. To access the Meeting, use the link above, click on “I have a login” and enter the username, being the control number located on the form of proxy (or in the email notification received prior to the Meeting), along with the password “curaleaf2022” (case sensitive).

You are encouraged to vote your shares by proxy prior to the proxy voting deadline.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but will not be able to participate or vote at the Meeting. If you are a non-registered (beneficial) shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you, and must follow all of the applicable instructions provided by your intermediary.

Please refer to the Circular for detailed instructions, including the sections titled "Voting at the Meeting", "Attendance and Participation at the Meeting" and "Appointment of Proxy".

How to vote online

Registered shareholders can vote online in advance of the meeting at https://login.odysseytrust.com/pxlogin prior to 2:00 p.m. (Eastern Time) on September 6, 2022, by entering their control number located on the form of proxy, followed by clicking "Log In".

Non-registered (beneficial) shareholders are encouraged to contact their intermediary for voting instructions.

Shareholder Questions

Shareholders who have questions about the meeting resolutions or need assistance voting may contact the Company’s investor relations department at IR@curaleaf.com.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 21 states with 136 dispensaries, 26 cultivation sites, and employs over 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

For further information contact:

Investor Contact

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

IR@curaleaf.com

Media Contacts

Curaleaf Holdings, Inc.

Tracy Brady, SVP Corporation Communications

Media@curaleaf.com

Notice regarding forward-looking statements:

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed March 9, 2022, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.